Exhibit 99.1

Scinai Immunotherapeutics Announces Closing of $1.33 Million Registered Direct Offering

JERUSALEM, Sept. 19, 2023 (GLOBE NEWSWIRE) -- via IBN – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI), a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases, today announced the closing of its previously announced registered direct offering of 1,146,552 of the Company’s American Depositary Shares (“ADSs”) (or ADS equivalents), each ADS representing four hundred (400) ordinary shares, at a purchase price of $1.16 per ADS (or ADS equivalent). In addition, in a concurrent private placement, the Company has issued unregistered warrants to purchase up to 1,146,552 ADSs representing ordinary shares. The warrants have an exercise price of $1.16 per ADS and are immediately exercisable upon issuance for a period of five and one-half years.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering are approximately $1.33 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general working capital, research and development, and general corporate purposes.

The ADSs (or ADS equivalents) described above (but not the unregistered warrants and the ADSs issuable thereunder) were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-274078) previously filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2023 and declared effective by the SEC on August 25, 2023. The offering of the ADSs (or ADS equivalents) in the registered direct offering was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering have been filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 865-5711 or e-mail at placements@hcwco.com.

The unregistered warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs representing ordinary shares underlying such unregistered warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and the ADSs underlying the unregistered warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Scinai Immunotherapeutics Ltd.

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases. With a state-of-the-art facility for biopharmaceutical product development and manufacturing and highly experienced pharmaceutical industry leadership, Scinai offers end-to-end boutique CDMO services in parallel to developing its own pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized VHH antibody (NanoAb) pipeline targeting diseases with large unmet medical needs. Company website: www.scinai.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the intended use of net proceeds from the offering, as well as the timing of future preclinical studies and the therapeutic and commercial potential of NanoAbs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, market and other conditions; the risk of a delay in results from ex-vivo study in human psoriatic skin and In-vivo animal study results; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met;  the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the loans under its finance contract with Scinai; risks relating to the SARS-CoV-2 (COVID-19) virus; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason, except as required by law.

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